Law Offices

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7198
(215) 564-8000

Direct Dial - (215) 564-8071

March 26, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Jaea Hahn

RE:         Delaware Value Fund series of Delaware Group Equity Funds II (the "Registrant")
File Nos. 811-00750; 002-13017

Dear Ms. Hahn:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission (the "Commission") this application for withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:15 p.m. on January 13, 2017 (Accession No. 0001145443-17-000039).  The Amendment was filed as a template 485(a) amendment filing in reliance on the template filing relief previously granted by the Commission Staff in connection with the Amendment, and the Registrant's Request for Template Filing Relief filed via correspondence, as amended on March 2, 2017. At this time, the Registrant does not intend to file replicate filings to register Class T shares in reliance on the Template Filing Relief filed on March 2, 2017.
This application also includes the withdrawal of the associated delaying amendments (the "Delaying Amendments"), filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 2:59 p.m. on March 13, 2017 (Accession No. 0001680289-17-000053); (ii) at 2:27 p.m. on March 27, 2017 (Accession No. 0001680289-17-000057); (iii) at 4:17 p.m. on April 26, 2017 (Accession No. 0001680289-17-000115); (iv) at 1:46 p.m. on May 26, 2017 (Accession No. 0001680289-17-000141); (v) at 3:42 p.m. on June 8, 2017 (Accession No. 0001680289-17-000175); (vi)  at 3:23 p.m. on June 29, 2017 (Accession No. 0001680289-

U.S. Securities and Exchange Commission
March 26, 2018

17-000184); (vii) at 12:23 p.m. on July 28, 2017 (Accession No. 0001137439-17-000162); (viii) at 4:31 p.m. on August 28, 2017 (Accession No. 0001680289-17-000279); (ix) at 2:02 p.m. on September 27, 2017 (Accession No. 0001680289-17-000325); (x) at 2:28 p.m. on October 27, 2017 (Accession No. 0001137439-17-000213); (xi) at 1:02 p.m. on November 22, 2017 (Accession No. 0001680289-17-000351); (xii) at 9:20 a.m. on December 22, 2017 (Accession No. 0001680289-17-000374); (xiii) at 10:08 a.m. on January 25, 2018 (Accession No. 0001680289-18-000017); and (xiv) at 12:20 p.m. on February 23, 2018 (Accession No. 0001680289-18-000037).
 The Amendment was filed under Rule 485(a) in anticipation of launching a new Class T share class and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment.  However, the Registrant does not intend to launch the new Class T share class at the present time, and no securities were sold in connection with the offering.
Therefore, the Registrant respectfully submits this application for withdrawal of the Registrant's Amendment, (Accession No. 0001145443-17-000039) filed under the EDGAR submission type 485A and the Registrant's associated Delaying Amendments, (Accession No. 0001680289-17-000053, Accession No. 0001680289-17-000057, Accession No. 0001680289-17-000115, Accession No. 0001680289-17-000141, Accession No. 0001680289-17-000175, Accession No. 0001680289-17-000184, Accession No. 0001137439-17-000162, Accession No. 0001680289-17-000279, Accession No. 0001680289-17-000325, Accession No. 0001137439-17-000213, Accession No. 0001680289-17-000351, Accession No. 0001680289-17-000374, Accession No. 0001680289-18-000017, and Accession No. 0001680289-18-000037), with each such Delaying Amendment filed under the EDGAR submission type 485BXT.
If you have any questions or comments regarding this filing, please call me at (215) 564-8071.

Very truly yours, /s/ Taylor Brody Taylor Brody